Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
(in millions)	2003	2002
Earnings:
Earnings before income taxes and accounting changes	$3,073	$2,848
Add: Interest expense	94	121
Add: One-third of rental expense (a)	122	113
Total earnings	$3,289	$3,082

Fixed Charges:
Interest expense	$94	$121
Interest capitalized	21	19
One-third of rental expense (a)	122	113
Total fixed charges	$237	$253

Ratio of Earnings to Fixed Charges	13.9	12.2

(a) Considered to be representative of interest factor in rental expense.